

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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09059938

SEC FILE NUMBER

8-52631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE & CO., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 E 53RD ST   22 FL
                                  (No. and Street)

NEW YORK   NY   10022
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL ELFERN   212- 895-1840
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MHM MAHONEY COHEN
                    (Name – if individual, state last, first, middle name)

1065 AVENUE OF THE AMERICAS   New York   NY   10018
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 6 2009

BRANCH OF REGISTRATIONS
AND
04   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _MICHAEL ELPERN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _MILLER BUCKFIRE & CO., LLC_ , as of _12/31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ / _____
Signature

CFO
Title

Michelle Nunns
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER BUCKFIRE & CO., LLC

Index

MHM **MHM Mahoney Cohen CPAs**

The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700   fax: 212.398.0267
www.mhm-pc.com

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Miller Buckfire & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

MHM Mahoney Cohen CPAs

New York, New York
February 17, 2009

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Current assets:

Cash and cash equivalents	$ 21,780,331
Accounts receivable	2,559,728
Prepaid expenses and other (Note 5)	818,554
Total current assets	25,158,613
Property and equipment, net (Note 4)	3,843,721
Restricted cash (Note 10)	2,847,670

Other assets:

Deferred tax assets	109,000
Other assets	132,099
Total other assets	241,099
	$ 32,091,103

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:

Accounts payable	$ 354,821
Accrued expenses and other current liabilities (Note 6)	402,266
Deferred revenue	810,407
Income taxes payable	899,000
Deferred tax liability	17,000
Total current liabilities	2,483,494
Long-term liabilities (Note 6)	2,266,051
Commitments and contingencies (Note 10)	
Member's capital	27,341,558
	$ 32,091,103

See accompanying notes

Note 1 -   Nature of Business

Miller Buckfire & Co., LLC (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority and the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC (the "Member") and is an investment bank providing strategic and financial advisory services, focusing on complex restructuring transactions, mergers and acquisitions, and financings. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Because the Company is a limited liability company, no member, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

The Company will dissolve, and its affairs will be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 -   Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Note 2 -   Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable includes transaction and monthly fees. The monthly fees are recognized in the month that they are earned. Transaction fees are recognized as revenue when the amount is earned, the amount is fixed and the collection of the resulting receivable is reasonably assured.

Income Taxes

A limited liability company is not a tax paying entity at the entity level for federal and state purposes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities. At December 31, 2008, there was long-term deferred tax assets of $109,000 relating to deferred rent liability, depreciation and loss on abandonment of lease and a current deferred tax liability of $17,000 relating to accounts receivable.

The Company has elected to defer the effective date of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," to its annual financial statements for fiscal years beginning after December 15, 2008 in accordance with the provisions of FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The Company evaluates its uncertain tax positions using the provisions of FASB Statement No. 5, "Accounting for Contingencies."

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 -   Concentration of Credit Risk

Cash

The Company maintains cash balances at two banks. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2009 per institution. To date, the Company has not experienced any losses on such amounts.

Note 3 - **Concentration of Credit Risk (Continued)**

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - **Property and Equipment**

Property and equipment consists of:

Leasehold improvements	$ 2,885,772
Furniture and fixtures	781,428
Computer equipment	1,091,166
Software	57,876
	4,816,242
Less: Accumulated depreciation and amortization	972,521
	$ 3,843,721

Note 5 - **Related Party Transactions**

At December 31, 2008, amounts due from two managing directors were $718,000, which are included in prepaid expenses and other. Amounts are due on demand and non-interest bearing. In January 2009, such amounts have been repaid to the Company.

Note 6 - **Long-Term Liabilities**

Deferred Rent Liability

At December 31, 2008, a deferred rent obligation of approximately $1,113,000 has been recorded in accordance with Statement of Financial Accounting Standards No. 13 requiring rent expense to be recognized on a straight-line basis over the lease term and is classified as a long-term liability.

During 2008, the Company received approximately $1,162,000 of construction allowance reimbursements from the landlord for new space occupied during the year ended December 31, 2008. The Company has recorded a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. A deferred rent liability of approximately $1,045,000 is included in long-term liabilities at December 31, 2008.

Note 6 -   Long-Term Liabilities (Continued)

Loss on Abandonment of Lease

During 2008, the Company incurred a loss on abandonment of lease in the amount of approximately $722,000 relating to an operating lease for office space of approximately $425,000 and furniture and fixtures and leasehold improvements of approximately $297,000, as a result of relocating to a new office space. In January 2009, the Company entered into a sublease agreement with a third party to occupy the abandoned space starting in January 2009.

A total liability of approximately $425,000 at December 31, 2008 represents the estimated present value of the total future amounts to be paid in accordance with the lease term in excess of the estimated present value of the total sublease rental income. The current portion of $317,000 has been included in accrued expenses and other current liabilities.

Note 7 -   401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Employer contributions are discretionary.

Note 8 -   Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, nor owe money or securities to, customers.

Note 9 -   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $16,615,271, which exceeded the minimum requirement of $316,636 by $16,298,635. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

MILLER BUCKFIRE & CO., LLC
Notes to Statement of Financial Condition

Note 10 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through March 2018. The future minimum lease payments are as follows:

Year Ending December 31,	Gross	Sublease	Net
2009	$ 4,000,000	$ 677,000	$ 3,323,000
2010	4,004,000	903,000	3,101,000
2011	4,004,000	903,000	3,101,000
2012	4,042,000	903,000	3,139,000
2013	4,279,000	903,000	3,376,000
Thereafter	15,405,000	526,000	14,879,000
	$ 35,734,000	$ 4,815,000	$ 30,919,000

Office Services Agreement

The Company has an office services agreement with a third party. Under the terms of the agreement, the third party provides desktop publishing, equipment and office services functions to the Company through July 2011. The future minimum payments are as follows:

Year Ending December 31,	
2009	$ 569,000
2010	569,000
2011	285,000
	$ 1,423,000

Note 10 - Commitments and Contingencies (Continued)

Employment Agreements

The Company has employment agreements with certain of its employees extending through December 31, 2009. Such agreements provide, among other things, for (i) minimum annual salary payments of $1,200,000 in the aggregate, (ii) bonuses in amounts to be determined by the Board of Directors of the Company, and (iii) severance payments in the case of any termination of employment other than for cause. Such severance payments include, among other things, (i) a pro rata bonus for the year in which the termination occurs, (ii) until such time as all of such employee's equity in MB Capital Co., LLC (parent of MB Advisory Group, LLC) has been redeemed, an annual cash payment of $1,000,000 (less the amount of any dividends received by such employee from MB Capital Co., LLC paid in respect of such year), adjusted annually for inflation, and (iii) a lump-sum payment of $15,000,000 in the case of termination by reason of death (for which payment the Company maintains insurance).

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlords for approximately $2,848,000, secured by cash.

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2008

Net capital:

Total member's capital ... $ 27,341,558

Deductions:

A. Restricted cash ... 2,847,670

B. Accounts receivable ... 2,559,728

C. Prepaid expenses and other ... 818,554

D. Property and equipment, net ... 3,843,721

E. Other assets ... 241,099

Total deductions ... 10,310,772

Net capital before haircuts on securities ... 17,030,786

Haircuts on securities:

A. Money market funds ... 415,515

Net capital ... $ 16,615,271

Aggregate indebtedness:

Items included in the statement of financial condition:

Accounts payable ... $ 354,821

Accrued expenses and other current liabilities ... 402,266

Deferred revenue ... 810,407

Income taxes payable ... 899,000

Deferred tax liability ... 17,000

Long-term liabilities ... 2,266,051

Total aggregate indebtedness ... $ 4,749,545

Computation of basic net capital requirement:

Minimum net capital required ... $ 316,636

Excess net capital at 1,500 percent ... $ 16,298,635

Excess net capital at 1,000 percent ... $ 16,140,317

Ratio: Aggregate indebtedness to net capital ... 0.29 to 1

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Concluded)
as of December 31, 2008

Reconciliation with Company's computation (included in
Part II of Form X-17A-5 as of December 31, 2008)
    Net capital, as reported in Company's Part II (unaudited)
        FOCUS report $ 16,614,772

Miscellaneous adjustment   499

Net capital per above $ 16,615,271

MILLER BUCKFIRE & CO., LLC

Accountant's Supplementary Report on
Internal Accounting Control

December 31, 2008

MHM Mahoney Cohen CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700   fax: 212.398.0267
www.mhm-pc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Miller Buckfire & Co., LLC

In planning and performing our audit of the financial statements of Miller Buckfire & Co., LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Miller Buckfire & Co., LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 17, 2009. We identified a lack of segregation of duties within the accounting department relating to the processing and recording of financial data.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives, except for the lack of segregation of duties within the accounting department relating to the processing and recording of financial data.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MHM Mahoney Cohen CPAs

New York, New York
February 17, 2009

MHM | Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

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MILLER BUCKFIRE & CO., LLC

Report Pursuant to Rule 17a-5(d) of the
Securities and Exchange Commission

December 31, 2008

"Public"